# SEC Schedule 13D/A (Amendment No. 10) — Beneficial ownership report by holders of more than 5% of a class

Issuer: PIMCO Flexible Municipal Income Fund, CIK 0001723701
CUSIP: 72203E400
Title of class of securities: REMARKETABLE VARIABLE RATE MUNIFUND TERM PREFERRED
Address of issuer's principal executive offices: 1633 BROADWAY, NEW YORK, New York (NY), 10019
Date of event which requires filing of this statement: 04/16/2025
Amends the filing with accession number 0001567619-19-014067
Filed by CIK 0000070858
Persons authorized to receive notices and communications: Bank of America Corporation, Bank of America Corporate Center, 100 N. Tryon Street, Charlotte, North Carolina (NC), 28255, 980-825-9256

## Reporting persons
- BANK OF AMERICA CORP /DE/ (CIK 0000070858): type of reporting person: parent holding company or control person (HC); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 3,500; sole dispositive power 0; shared dispositive power 3,500; aggregate amount beneficially owned 3,500 (63.6% of the class)
- Banc of America Preferred Funding Corporation: type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 3,500; sole dispositive power 0; shared dispositive power 3,500; aggregate amount beneficially owned 3,500 (63.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: REMARKETABLE VARIABLE RATE MUNIFUND TERM PREFERRED
Name of issuer: PIMCO Flexible Municipal Income Fund
Address of issuer's principal executive offices: 1633 BROADWAY, NEW YORK, New York (NY), 10019
Comment:
This Amendment No. 10 (this "Amendment") amends, as set forth below, the statement on Schedule 13D, dated June 17, 2019 and filed with the SEC on June 27, 2019 (as amended to the date hereof, the "Original Schedule 13D"), for Bank of America Corporation ("BAC") and Banc of America Preferred Funding Corporation ("BAPFC") (collectively, the "Reporting Persons") with respect to the remarketable variable rate munifund term preferred shares ("RVMTP Shares") of PIMCO Flexible Municipal Income Fund (the "Issuer").

This Amendment is being filed as a result of the purchase of RVMTP Shares described as the Remarketable Variable Rate MuniFund Term Preferred Shares, Series 2055-A (the "2055-A RVMTP Shares") of the Issuer (CUSIP No. 72203E863) in the amount of 1,500 shares purchased by BAPFC. In addition to the 2055-A RVMTP Shares, BAPFC holds 500 2049-A RVMTP Shares (CUSIP No. 72203E509), 500 2051-A RVMTP Shares (CUSIP No. 72203E400), and 1,000 2052-B RVMTP Shares (CUSIP No. 72203E871).

## Item 2. Identity and Background
Present principal occupation or employment:
Item 2(c) of the Original Schedule 13D is hereby amended by:

deleting Schedule I referenced therein and replacing it with Schedule I included with this Amendment.
Criminal convictions in the last five years:
Item 2(d) of the Original Schedule 13D is hereby amended by:

deleting Schedule II referenced therein and replacing it with Schedule II included with this Amendment.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

"The Reporting Persons purchased 1,500 2055-A RVMTP Shares (CUSIP No. 72203E863) from the Issuer (the "Series 2055-A Purchase").

The aggregate amount of funds used by the Reporting Persons for the Series 2055-A Purchase was approximately $150,000,000. The source of funds was the working capital of the Reporting Persons."

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Original Schedule 13D is hereby amended by adding the following paragraph at the end thereof:

"BAPFC made the Series 2055-A Purchase for investment purposes. BAPFC acquired the 2055-A RVMTP Shares (CUSIP No. 72203E863) pursuant to a RVMTP Purchase Agreement, dated April 16, 2025, between the Issuer, BAPFC, and BofA Securities, Inc., as DTC Agent, on their initial issuance for a purchase price of $150,000,000.

The Reporting Persons have not acquired the subject securities with any purpose, or with the effect of, changing or influencing control of the Issuer, or in connection with or as a participant in any transaction having that purpose or effect."

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: Paragraph (a) of Item 5 of the Original Schedule 13D is hereby amended and restated to read as follow: "The responses of the Reporting Persons to rows (7) through (11) of the cover pages of this Amendment 1 are incorporated herein by reference".
Number of shares as to which each person has sole or shared power to vote or dispose: Paragraph (b) of Item 5 of the Original Schedule 13D is hereby amended and restated to read as follow: "The responses of the Reporting Persons to rows (7) through (11) of the cover pages of this Amendment 1 are incorporated herein by reference."
Transactions in the class effected during the past sixty days: Paragraph (c) of Item 5 of the Original Schedule 13D is hereby amended and restated to read as follow: "The responses of the Reporting Persons in Item 3 and Item 4 are incorporated herein by reference."

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Original Schedule 13D is hereby amended by adding the following at the end of the first paragraph thereof:

"The voting and consent rights on of the 1,500 2055-A RVMTP Shares acquired in the Series 2055-A Purchase by BAPFC will be treated in the same manner as previously described in this Item 6."

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Original Schedule 13D is hereby amended by deleting Exhibit 99.1 and Exhibit 99.2 thereto and the insertion of the following exhibits:

"Exhibit Description of Exhibit

99.1 Joint Filing Agreement

99.2 Power of Attorney

99.17 Registration Rights Agreement, dated April 16, 2025

99.18 RVMTP Purchase Agreement, dated April 16, 2025"

99.19 Schedule I

99.20 Schedule II"

## Signatures
- BANK OF AMERICA CORP /DE/: /s/ Andres Ortiz, Andres Ortiz, Authorized Signatory (04/17/2025)
- Banc of America Preferred Funding Corporation: /s/ Andres Ortiz, Andres Ortiz, Authorized Signatory (04/17/2025)